Exhibit 99.1

ICZOOM GROUP INC.

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (“Extraordinary General Meeting”) of shareholders of ICZOOM Group Inc. (the “Company”) will be held on Friday, February 27, 2026 at 10:00 a.m. U.S. Eastern Time (Friday, February 27, 2026 at 11:00 p.m. China Standard Time) pursuant to a requisition made by Forerunner Universal Limited, a shareholder of the Company.

The meeting will be held via teleconference.

BUSINESS TO BE CONDUCTED:

The meeting is convened for the purpose of considering and, if thought fit, passing the following resolutions as ordinary resolutions:

1.	REMOVAL OF LEI XIA (REQUESTED BY FORERUNNER UNIVERSAL LIMITED)

To remove Lei Xia from all positions held at the Company, including director, chairman of the Board of Directors, Chief Executive Officer, and any other office or committee role, with immediate effect.

2.	REMOVAL OF ADDITIONAL DIRECTORS (REQUESTED BY FORERUNNER UNIVERSAL LIMITED)

To remove the following directors from office (including from any committee of the Board of Directors of the Company), with immediate effect:

●	Qi He (Jeff)

●	Wei Xia

●	Tianshi Yang (Stanley)

3.	ELECTION OF DIRECTORS (NOMINATED BY FORERUNNER UNIVERSAL LIMITED)

To elect the following persons as directors of the Company, with immediate effect, conditioned upon their written consents:

●	Dr. Moon-Kuen Mak

●	Mr. Wang Yadong (Leo)

4.	INVALIDATION OF PRIOR BOARD ACTIONS (REQUESTED BY FORERUNNER UNIVERSAL LIMITED)

To approve that the board resolutions dated November 11, 2025 (removal of Duanrong Liu as Chief Operating Officer and appointment of Hantao Cui as Chief Strategy Officer and director), and November 24, 2025 (removal of Duanrong Liu as director), be set aside, withdrawn, and declared invalid and of no effect.

5.	APPOINTMENT OF AUTHORIZED SIGNATORY (REQUESTED BY FORERUNNER UNIVERSAL LIMITED)

To approve that Duanrong Liu be appointed as an authorized signatory of the Company, with immediate effect.

6.	OTHER BUSINESS FROM THE INCUMBENT BOARD OR SHAREHOLDERS

To transact such other business as may properly come before the Extraordinary General Meeting or any adjournment thereof, including, without limitation, the consideration of any resolutions duly proposed as an alternative to the five resolutions set out above, or any matters incidental or ancillary to the above resolutions or any alternative resolutions.

RECORD DATE:

The Board of Directors has fixed February 2, 2026 as the record date for determining the shareholders entitled to receive notice of, and to attend and vote at, the Extraordinary General Meeting. Subject to the provisions of the Companies Act (Revised) as amended, of the Cayman Islands (the “Companies Act”), only valid shareholders of record at the close of business on that date will be entitled to vote.

PROXIES AND MEETING MATERIALS:

Details regarding proxy voting procedures, meeting access, and other relevant documentation will be provided in due course and not later than five (5) days prior to the date fixed for the Extraordinary General Meeting.

Shareholders are entitled to attend the Extraordinary General Meeting in person or to be represented by proxy. A proxy form and accompanying materials will be circulated in advance of the Extraordinary General Meeting, and the deadline for the return of completed proxies shall be communicated at that time.

DISCLAIMER:

Please note that this Notice does not amount to a confirmation that you are a valid shareholder in the Company or entitled to vote at the Extraordinary General Meeting.

BY ORDER OF THE BOARD

DATED this 23rd day of December 2025

/s/ LEI XIA
LEI XIA
CHAIRMAN OF THE BOARD
FOR AND BEHALF OF THE
BOARD OF DIRECTORS
OF THE COMPANY